                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1993              OR
                                   -----------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________
Commission file number _________________________________________________

A.  Full title of the Plan:       LDI Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: LDI Corporation
                                   1375 East Ninth Street
                                   Cleveland, Ohio  44114

                              REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of the annual report:

    A.   Financial Statements

         Report of Independent Public Accountants

         Statements of Net Assets and Participants' Equity as of December 31, 1993 and 1992

         Statements of Earnings and Changes in Participants' Equity for the years ended December 31, 1993, 1992, and 1991

         Notes to Financial Statements

         Schedule I -Item 27a - Schedule of Assets Held for Investment Purposes

         Schedule II - Item 27d -  Schedule of Reportable Transactions

    B.   Exhibit

         Consent of Independent Public Accountants

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                The LDI Corporation Retirement Savings Plan



                                By: /s/ Frank G. Skedel
                                    ----------------------------------

                                Title:   Member, LDI Corporation Retirement
                                         Savings Plan Committee


June 28, 1994


                                 EXHIBIT INDEX

                 Exhibit Description                                Page Number
                 -------------------                                -----------
Consent of Independent Public Accountants                                18

                    LDI CORPORATION RETIREMENT SAVINGS PLAN
                              Financial Statements
             For the Years Ended December 31, 1993, 1992, and 1991

                    LDI CORPORATION RETIREMENT SAVINGS PLAN


                                    CONTENTS


                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS  . . . . . . . . . . . . . . . .  5

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1993 AND 1992 AND FOR
THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1993:
     Statements of Net Assets and Participants' Equity  . . . . . . . . .  6-7
     Statements of Earnings and Changes in Participants' Equity   . . . .  8-10
     Notes to Financial Statements  . . . . . . . . . . . . . . . . . . .  11-15

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1993 AND FOR THE
YEAR THEN ENDED:
 Item 27a - Schedule of Assets Held for Investment Purposes   . . . . . .  16
 Item 27d - Schedule of Reportable Transactions   . . . . . . . . . . . .  17

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the LDI Corporation Retirement Savings Plan Committee:

We have audited the accompanying financial statements of LDI Corporation Retirement Savings Plan (the Plan) as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, listed in the Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets and participants' equity of the Plan at December 31, 1993 and 1992, and the earnings and changes in participants' equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Also, the supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets and participants' equity and the earnings and changes in participants' equity of the individual funds, and is not a required part of the basic financial statements. These supplemental schedules and the supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche


Cleveland, Ohio
June 21, 1994

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- - -----------------------

STATEMENT OF NET ASSETS AND PARTICIPANTS' EQUITY
DECEMBER 31, 1993
- - ------------------------------------------------------------------------------------------------------------------------------------
                                   SUPPLEMENTAL INFORMATION BY FUND
                                   -------------------------------------------------------------------------------------------------
                                         LDI           Money                         Domestic         Global        Guaranteed
                                        Stock          Market          Bond           Equity          Equity        Investment
                                         Fund           Fund           Fund           Fund            Fund            Fund
                                   -------------      --------       ----------    ------------      ---------     -----------
ASSETS:
Cash  . . . . . . . . . . . . .

Investments:
  LDI Corporation Common Stock         $456,344
  Mutual Funds:
   Cash Mgmt Trust of America                         $594,596
   Bond Fund of America   . . .                                      $864,397
   Investment Co. of America  .                                                    $2,680,423
   New Perspective  . . . . . .                                                                    $1,297,598
   NCC Money Market Funds   . .                         12,443         32,083          42,997          36,954
   NCC Capital Preservation Fund                                                                                       $54,080
   Federated Trust for U.S.
     Treasury Obligations   . .         179,699                                                                         43,474
  Insurance Contracts . . . . .                                                                                        177,848
  Participant Loans Receivable
Contributions Receivable:
  Employer  . . . . . . . . . .           5,144          3,584          6,479          11,373           7,278
  Participants  . . . . . . . .           9,615          8,236         13,522          24,925          17,070
Fund Transfers Receivable . . .           5,645          2,526         14,794          21,597          19,012               36
Accrued Interest and Other  . .             414          1,320         19,615              65           7,440            1,277
                                      ---------       --------       --------      ----------       ---------         --------
Total . . . . . . . . . . . . .         656,861        622,705        950,890       2,781,380       1,385,352          276,715

Less Liability:
Fund Transfers Payable  . . . .
                                      ---------       --------       --------      ----------       ---------         --------
PARTICIPANTS' EQUITY  . . . . .        $656,861       $622,705       $950,890      $2,781,380      $1,385,352         $276,715
                                      =========       ========       ========      ==========       =========         ========


                                       Participant
                                         Loan
                                         Fund               Total
                                      ----------           --------
ASSETS:
Cash  . . . . . . . . . . . . .         $53,127            $53,127

Investments:
  LDI Corporation Common Stock                             456,344
  Mutual Funds:
   Cash Mgmt Trust of America                              594,596
   Bond Fund of America   . . .                            864,397
   Investment Co. of America  .                          2,680,423
   New Perspective  . . . . . .                          1,297,598
   NCC Money Market Funds   . .                            124,477
   NCC Capital Preservation Fund                            54,080
   Federated Trust for U.S.
     Treasury Obligations   . .                            223,173
  Insurance Contracts . . . . .                            177,848
  Participant Loans Receivable           344,886           344,886
Contributions Receivable:
  Employer  . . . . . . . . . .                             33,858
  Participants  . . . . . . . .                             73,368
Fund Transfers Receivable . . .                             63,610
Accrued Interest and Other  . .                             30,131
                                       ----------      -----------
Total . . . . . . . . . . . . .          398,013         7,071,916

Less Liability:
Fund Transfers Payable  . . . .           63,610            63,610
                                      -----------      -----------
PARTICIPANTS' EQUITY  . . . . .         $334,403        $7,008,306
                                      ===========      ===========

See the accompanying notes to financial statements.

                                                           6

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- - -----------------------

STATEMENT OF NET ASSETS AND PARTICIPANTS' EQUITY
DECEMBER 31, 1992
- - ----------------------------------------------------------------------------------------------------------------------------------
                                      SUPPLEMENTAL INFORMATION BY FUND
                                      ----------------------------------------------------------------------------------------
                                         LDI           Money                        Domestic         Global       Guaranteed
                                        Stock          Market         Bond           Equity          Equity       Investment
                                         Fund           Fund           Fund           Fund            Fund           Fund
                                      ---------      ----------    -----------     ----------      ----------     ------------
ASSETS:
Cash  . . . . . . . . . . . . .

Investments:
  LDI Corporation Common Stock         $472,642
  Mutual Funds:
   Cash Mgmt Trust of America                         $391,331
   Bond Fund of America   . . .                                      $459,158
   Investment Co. of America  .                                                    $2,225,595
   New Perspective  . . . . . .                                                                     $704,318
   NCC Money Market Funds   . .                         27,302         19,592          48,665          3,384
   NCC Capital Preservation Fund                                                                                     $133,837
   Federated Trust for U.S.
     Treasury Obligations   . .          35,138         28,288         36,021         100,335         49,781           84,762
  Insurance Contracts . . . . .                                                                                       164,598
  Participant Loans Receivable
Contributions Receivable:
  Employer  . . . . . . . . . .           4,011          4,607          5,153          13,233          5,206
  Participants  . . . . . . . .           7,368         10,672          9,874          27,416         11,301
Fund Transfers Receivable . . .          23,989         64,166         43,092
Accrued Interest and Other  . .           6,678         10,537         11,739          17,833          6,179            1,287
                                       --------       --------       --------      ----------       --------         --------
Total . . . . . . . . . . . . .         549,826        536,903        584,629       2,433,077        780,169          384,484

Less Liabilities:
Fund Transfers Payable  . . . .                                                       112,726         12,704            5,817
Accrued Other . . . . . . . . .                                                         3,600
                                       --------       --------       --------      ----------       --------         --------
PARTICIPANTS' EQUITY  . . . . .        $549,826       $536,903       $584,629      $2,316,751       $767,465         $378,667
                                       ========       ========       ========      ==========       ========        =========


                                      Participant
                                        Loan
                                        Fund             Total
                                     ------------        ------
ASSETS:
Cash  . . . . . . . . . . . . .      $30,647            $30,647

Investments:
  LDI Corporation Common Stock                          472,642
  Mutual Funds:
   Cash Mgmt Trust of America                           391,331
   Bond Fund of America   . . .                         459,158
   Investment Co. of America  .                       2,225,595
   New Perspective  . . . . . .                         704,318
   NCC Money Market Funds   . .                          98,943
   NCC Capital Preservation Fund                        133,837
   Federated Trust for U.S.
     Treasury Obligations   . .                         334,325
  Insurance Contracts . . . . .                         164,598
  Participant Loans Receivable       331,190            331,190
Contributions Receivable:
  Employer  . . . . . . . . . .                          32,210
  Participants  . . . . . . . .                          66,631
Fund Transfers Receivable . . .                         131,247
Accrued Interest and Other  . .                          54,253
                                    --------          ---------
Total . . . . . . . . . . . . .      361,837          5,630,925

Less Liabilities:
Fund Transfers Payable  . . . .                         131,247
Accrued Other . . . . . . . . .                           3,600
                                    --------          ---------
PARTICIPANTS' EQUITY  . . . . .     $361,837         $5,496,078
                                   =========         ==========

See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- - -----------------------

STATEMENT OF EARNINGS AND CHANGES IN PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1993
- - ------------------------------------------------------------------------------------------------------------------------------
                                           SUPPLEMENTAL INFORMATION BY FUND
                                           -----------------------------------------------------------------------------------
                                                LDI          Money                        Domestic         Global
                                               Stock         Market          Bond          Equity          Equity
                                                Fund          Fund           Fund           Fund            Fund
                                           -----------     ---------        -------       ---------      ----------
 ADDITIONS:
 Investment Income:
   Interest  . . . . . . . . . . . . . .     $  3,628       $  2,007         $2,507       $   3,712       $  1,861
   Dividends . . . . . . . . . . . . . .        7,823         12,564         70,358         163,782         46,172
   Net Appreciation (Depreciation)
    in Fair Value of Investments   . . .      (16,298)                        7,456         104,372        170,967

 Contributions:
    Participants   . . . . . . . . . . .      115,050        120,243        194,031         474,915        229,415
    Employer Matching  . . . . . . . . .       73,083         54,120         87,057         206,789         98,450
 Rollover Contributions Received . . . .          217         13,219         62,615          11,213         12,111
                                           ----------      ---------      ---------      ----------     ----------
   Total . . . . . . . . . . . . . . . .      183,503        202,153        424,024         964,783        558,976

 DEDUCTION:
 Distributions to Participants . . . . .      (50,052)      (109,397)      (154,380)       (385,265)      (129,142)

 FUND TRANSFERS-NET  . . . . . . . . . .      (26,416)        (6,954)        96,617        (114,889)       188,053
                                           ----------      ---------      ---------      ----------     ----------
 CHANGE IN PARTICIPANTS' EQUITY  . . . .      107,035         85,802        366,261         464,629        617,887

 BEGINNING PARTICIPANTS' EQUITY  . . . .      549,826        536,903        584,629       2,316,751        767,465
                                           ----------      ---------      ---------      ----------     ----------
 ENDING PARTICIPANTS' EQUITY . . . . . .     $656,861       $622,705       $950,890      $2,781,380     $1,385,352
                                           ==========      =========      =========      ==========     ==========

                                              Guaranteed      Participant
                                              Investment        Loan
                                                 Fund           Fund            Total
                                             ------------     ----------      ---------
 ADDITIONS:
 Investment Income:
   Interest  . . . . . . . . . . . . . .       $22,124        $25,793         $61,632
   Dividends . . . . . . . . . . . . . .                                      300,699
   Net Appreciation (Depreciation)
    in Fair Value of Investments   . . .                                      266,497

 Contributions:
    Participants   . . . . . . . . . . .                                    1,133,654
    Employer Matching  . . . . . . . . .                                      519,499
 Rollover Contributions Received . . . .                                       99,375
                                               --------      --------      ----------
   Total . . . . . . . . . . . . . . . .        22,124         25,793       2,381,356

 DEDUCTION:
 Distributions to Participants . . . . .       (40,892)                      (869,128)

 FUND TRANSFERS-NET  . . . . . . . . . .       (83,184)       (53,227)            -
                                              --------       --------      ----------
 CHANGE IN PARTICIPANTS' EQUITY  . . . .      (101,952)       (27,434)      1,512,228

 BEGINNING PARTICIPANTS' EQUITY  . . . .       378,667        361,837       5,496,078
                                              --------       --------      ----------
 ENDING PARTICIPANTS' EQUITY . . . . . .      $267,715       $334,403      $7,008,306
                                              ========       ========      ==========

See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- - -----------------------

STATEMENT OF EARNINGS AND CHANGES IN PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1992
- - ------------------------------------------------------------------------------------------------------------------------------------
                                     SUPPLEMENTAL INFORMATION BY FUND
                                     -----------------------------------------------------------------------------------------------
                                              LDI          Money                        Domestic         Global        Guaranteed
                                             Stock         Market          Bond          Equity          Equity        Investment
                                             Fund           Fund           Fund           Fund            Fund            Fund
                                     ---------------     ----------     ---------      ----------      ---------      ------------
ADDITIONS:
Investment Income:
  Interest  . . . . . . . . . . .           $  1,068       $  1,869      $  2,039       $  5,376       $  2,214        $  32,847
  Dividends . . . . . . . . . . .                             7,820        30,852         89,829         13,411
  Net Appreciation (Depreciation)
   in Fair Value of Investments             (476,022)                       8,370         48,900          3,413

Contributions:
   Participants   . . . . . . . .            105,386         97,590       142,984        450,069        187,059
   Employer Matching  . . . . . .             54,909         46,910        64,519        199,287         83,364
Rollover Contributions Received .             25,654         16,180        35,072        119,068         18,061
                                           ---------        -------       -------     ----------       --------         --------
Total . . . . . . . . . . . . . .           (289,005)       170,369       283,836        912,529        307,522           32,847

DEDUCTION:
Distributions to Participants . .            (83,875)       (73,860)     ( 46,027)      (198,115)       (56,841)        (120,234)

FUND TRANSFERS-NET  . . . . . . .            (76,987)       180,108        54,105       (106,847)       (14,816)        (171,448)
                                           ---------        -------       -------     ----------       --------         --------
CHANGE IN PARTICIPANTS' EQUITY              (449,867)       276,617       291,914        607,567        235,865         (258,835)

BEGINNING PARTICIPANTS' EQUITY               999,693        260,286       292,715      1,709,184        531,600          637,502
                                           ---------        -------       -------     ----------       --------         --------
ENDING PARTICIPANTS' EQUITY . . .           $549,826       $536,903      $584,629     $2,316,751       $767,465         $378,667
                                           =========       ========      ========     ==========       ========         ========

                                          Participant
                                              Loan            Total
                                              Fund
                                        --------------      --------
ADDITIONS:
Investment Income:
  Interest  . . . . . . . . . . .         $20,876            $66,289
  Dividends . . . . . . . . . . .                            141,912
  Net Appreciation (Depreciation)
   in Fair Value of Investments                             (415,339)

Contributions:
   Participants   . . . . . . . .                            983,088
   Employer Matching  . . . . . .                            448,989
Rollover Contributions Received .                            214,035
                                       ----------         ----------
Total . . . . . . . . . . . . . .          20,876          1,438,974

DEDUCTION:
Distributions to Participants . .                           (578,952)


FUND TRANSFERS-NET  . . . . . . .         135,885                  -
                                       ----------         ----------
CHANGE IN PARTICIPANTS' EQUITY            156,761            860,022

BEGINNING PARTICIPANTS' EQUITY            205,076          4,636,056
                                       ----------         ----------
ENDING PARTICIPANTS' EQUITY . . .        $361,837         $5,496,078
                                       ==========         ==========

See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- - -----------------------

STATEMENT OF EARNINGS AND CHANGES IN PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1991
- - -----------------------------------------------------------------------------------------------------------------------------------
                                      SUPPLEMENTAL INFORMATION BY FUND
                                      ---------------------------------------------------------------------------------------------
                                              LDI          Money                        Domestic         Global        Guaranteed
                                             Stock         Market          Bond          Equity          Equity        Investment
                                             Fund           Fund           Fund           Fund            Fund            Fund
                                       --------------     ---------      ---------     -----------      ---------      ------------
ADDITIONS:
Investment Income:
  Interest  . . . . . . . . . . .           $  3,249       $  1,353       $   495      $   1,291         $  550        $  93,023
  Dividends . . . . . . . . . . .                             2,352         6,290         38,179         12,635
  Net Appreciation  in Fair Value
   of Investments . . . . . . . .            233,490                       10,068        111,764         31,673

Contributions:
   Participants   . . . . . . . .            254,506         65,203        62,679        181,001         76,030          182,444
   Employer Matching  . . . . . .            134,162         32,155        28,314         79,185         33,534           66,256
Rollover Contributions Received .              2,787         18,605        42,301         44,745         14,290            2,145
                                           ---------       --------      ---------    ----------       --------        ---------
Total . . . . . . . . . . . . . .            628,194        119,668       150,147        456,165        168,712          343,868

DEDUCTION:
Distributions to Participants . .            (71,247)        (7,564)       (5,284)       (13,934)        (3,744)        (178,098)

FUND TRANSFERS-NET  . . . . . . .           (622,069)       148,182       147,852      1,266,953        366,632         (806,064)
                                           ---------       --------      --------     ----------       --------        ---------
CHANGE IN PARTICIPANTS' EQUITY              ( 65,122)       260,286       292,715      1,709,184        531,600         (640,294)

BEGINNING PARTICIPANTS' EQUITY             1,064,815                                                                   1,277,796
                                           ---------       --------      --------     ----------       --------        ---------
ENDING PARTICIPANTS' EQUITY . . .           $999,693       $260,286      $292,715     $1,709,184       $531,600         $637,502
                                           =========       ========      ========     ==========       ========       ==========

                                        Participant
                                           Loan              Equity
                                           Fund              Fund            Total
                                       -------------       ---------       ----------
ADDITIONS:
Investment Income:
  Interest  . . . . . . . . . . .           $19,358          $1,099        $120,418
  Dividends . . . . . . . . . . .                             6,204          65,660
  Net Appreciation  in Fair Value
   of Investments . . . . . . . .                            50,351         437,346

Contributions:
   Participants   . . . . . . . .                            83,628         905,491
   Employer Matching  . . . . . .                            30,064         403,670
Rollover Contributions Received .                                           124,873
                                          ---------       ---------      ----------
Total . . . . . . . . . . . . . .            19,358         171,346       2,057,458

DEDUCTION:
Distributions to Participants . .                            (9,779)       (289,650)

FUND TRANSFERS-NET  . . . . . . .            22,008        (523,494)              -
                                          ---------       ---------      ----------
CHANGE IN PARTICIPANTS' EQUITY               41,366        (361,927)      1,767,808

BEGINNING PARTICIPANTS' EQUITY              163,710         361,927       2,868,248
                                          ---------       ---------      ----------
ENDING PARTICIPANTS' EQUITY . . .          $205,076              $0      $4,636,056
                                          =========       =========      ==========

See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- - -----------------------

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

- - -----------------------------------------------------------------------------
1.   DESCRIPTION OF THE PLAN

     The following brief description of the LDI Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established by LDI Corporation (the "Company") effective November 1, 1987 and was amended and restated in its entirety, effective January 1, 1989. The Plan is subject to the minimum participation and vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

     ADMINISTRATION - The Plan is administered by the Company. The assets of the various funds are maintained and administered by a bank acting as Trustee. The Trustee is responsible for the custody of assets and the investment of the funds, as directed by the participants, including the purchase of LDI Corporation common shares.

     ELIGIBILITY - Substantially all salaried employees of the Company are eligible to participate in the Plan. However, employees of the LDI Computer Superstores, a division of the Company, are not eligible to participate in the Plan unless they are Class A (as defined by the division) employees of the LDI Computer Superstores.

     Employees of the Company become eligible to participate in the Plan beginning January 1, April 1, July 1 or October 1 after completion of six consecutive months of employment with the Company.

     EMPLOYEE PARTICIPATION AND CONTRIBUTIONS - In order to participate in the Plan, eligible employees must satisfy applicable service requirements for participation and must make contributions from their compensation; however, employees may participate in Employer Special Contributions without making contributions from their compensation. Eligible employees may have the employer reduce their compensation and contribute an amount equal to such reductions to the trust (the "Trust") for the LDI Corporation Retirement Savings Plan established and maintained in conjunction with the Plan, pursuant to a Compensation Deferral Agreement (as defined in the Plan) (such contributions being hereinafter referred to as "Participant Elected Contributions").

     Participant Elected Contributions may be in any whole percentage of compensation not in excess of 10%. Subject to this limitation, a Contributing Participant may change the level of Participant Elected Contributions beginning with the first payroll period after any January 1, April 1, July 1, or October 1 by filing a written election with the Company at least 30 days prior to that date.

     A Contributing Participant may completely suspend all Participant Elected Contributions by filing written notice with the Company at least 30 days in advance of the first day of the payroll period in which the suspension is to become effective. A participant who has suspended Participant Elected Contributions may resume making Participant Elected Contributions beginning with the first payroll period following any subsequent January 1, April
     1, July 1, or October 1 by filing a written application with the Company at least 30 days prior to such date, provided the participant is then an eligible employee of the employer.

For 1993, a participant's Participant Elected Contributions could not exceed $8,994. In subsequent years, this limitation is subject to adjustment. In addition, in the case of any Contributing Participant who is considered to be a "highly compensated employee" within the meaning of Section 414(q) of the Internal Revenue Code of 1986, as amended, the maximum amount of such participant's Participant Elected Contributions for a plan year may be further limited by the anti-discrimination provisions of Section 401(k) of the Code.

Employer Contributions
- - ----------------------
     EMPLOYER MATCHING CONTRIBUTIONS. The Company will make contributions to the Trust on behalf of a Contributing Participant who makes Participant Elected Contributions to the Trust in accordance with the following schedule:

      Employee Contribution                         Employer Matching
        % of Compensation                            % of Compensation
      ----------------------                        --------------------
                4%                                        2.75%
                3%                                        2.25%
                2%                                        1.75%
                1%                                        1.00%

     EMPLOYER SPECIAL CONTRIBUTIONS. The Company, in its discretion, also may make other contributions to the Trust for a plan year on behalf of eligible employees.

    Investment of Contributions and Operation of the Trust Fund
    -----------------------------------------------------------
    All contributions made pursuant to the Plan and all earnings thereon will be held in a trust fund under the Trust (the "Trust Fund"). The Company's Board of Directors has selected and entered into an agreement with National City Bank, Cleveland, Ohio, as trustee of the Trust. This agreement sets forth the responsibilities and duties of the Trustee with respect to the Trust Fund. Upon 60 days prior notice, the Trustee may resign or may be terminated by the Company with or without cause.

     As of July 1, 1991, the investment options offered under the Plan were increased to six and consist of the following:

       (a) The LDI Stock Fund is invested primarily in shares of common stock of the Company. Assets may also be invested on an interim basis in short-term investments. The Fund is managed by the Plan Trustee, National City Bank. At December 31, 1993, there were 194 participants in this fund.

       (b) The Money Market Fund, "The Cash Management Trust of America", seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through investment in high quality money market instruments. The Cash Management Trust of America is a member of the American Funds Group and is managed by Capital Research and Management Company (CRMC). Assets may also be invested on an interim basis in other short-term investments. At December 31, 1993, there were 156 participants in this fund.

       (c) The Bond Fund, "The Bond Fund of America", seeks a high level of current income consistent with the preservation of capital through a diversified portfolio of bonds and other fixed-income obligations. The Fund is also a member of the American Funds Group and is managed by CRMC. Assets may also be invested on an interim basis in short-term investments. At December 31, 1993, there were 255 participants in this fund.

       (d) The Domestic Equity Fund, "The Investment Company of America", seeks long-term growth of capital and income, through investment in a broadly-diversified portfolio consisting principally of common stocks. The Fund is also a member of the American Funds Group and is managed by CRMC. Assets may also be invested on an interim basis in short-term investments. At December 31, 1993, there were 320 participants in this fund.

       (e) The Global Equity Fund, "New Perspective Fund", seeks long-term growth of capital, through investments on a global basis in a diversified portfolio consisting primarily of common stocks. The Fund is also a member of the American Funds Group and is managed by CRMC. Assets may also be invested on an interim basis in short-term investments. At December 31, 1993, there were 263 participants in this fund.

       (f) The Participant Loan Fund makes loans to participants in accordance with the plan provisions. At December 31, 1993, there were 95 participants in this fund.

As of July 1, 1991, two investment options formerly offered under the Plan were discontinued and funds accumulated to that date, except certain guaranteed investment contracts which mature in 1994, were transferred to other investment options. These funds were:

       (a) The Equity Fund, a "no-load" mutual fund with an investment objective of long-term capital appreciation by investing substantially all of its assets in common stock and other equity-type investments. The Equity Fund was managed by National City Bank.

       (b) The Guaranteed Investment Fund consists of contracts issued by a life insurance company selected from time to time by the Committee and the NCC Capital Preservation Fund. The insurance company guarantees a cumulative interest rate each year for all contributions during such year. The interest rates fixed in each year are guaranteed for the life of the Company's contract with such insurance company, generally three to five years.

New contributions made to the Plan after July 1, 1991 can no longer be directed to the Guaranteed Investment Fund. Those employees who have invested in the Guaranteed Investment Fund can elect to keep their prior contributions in the Fund or move such funds to the Domestic or Global Equity Funds and/or the LDI Stock Fund.

Participants may direct the Company in writing to allocate their Participant Elected Contributions, the Employer Matching Contributions, the Rollover Contributions from other plans and the Employer Special Contributions on their behalf for investment in any of the Investment Funds in increments of 10%.

VESTING AND DISTRIBUTIONS. All participant contributions and earnings thereon are immediately and fully vested. Matching contributions by the Company vest at a rate of 20% for each year of eligibility service, becoming completely vested after five years of service, or upon retirement, death, or permanent and total disability, whichever occurs first.

PARTICIPANT LOANS. The Plan permits participants to borrow a minimum of $500 and a maximum of $50,000, up to one-half of the participant's vested account balance, for a term of one to five years, and at a market rate of interest. Participants may borrow from the value of their balances invested in their various investment funds. The participant's balance in each investment fund shall be reduced by a pro-rata portion of any loan made to such participant. Loan repayments are invested on the same pro-rata basis as the borrower has directed the investment of their current Plan contributions.

FORFEITURES. If a participant terminates employment with the Company for any reason other than retirement, permanent disability or death, the portion of the matching contributions by the Company which is not vested at the time of termination is forfeited. All forfeitures are credited against the succeeding Company contribution to the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - Each Fund of the Trust is accounted for separately. The accounts of these Funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

VALUATION OF INVESTMENTS - Investments have been accounted for on a trade-date basis. LDI Corporation common stock is stated at fair value as measured by the year-end closing price listed on the NASDAQ System. Mutual funds are stated at fair value as determined by the Trustee based upon the market values of the underlying assets of the funds. Guaranteed insurance contracts are stated at contract value which represents cost plus accumulated interest less withdrawals. Participant loans receivable are stated at face value, which approximates fair value.

INCOME TAX STATUS - The Plan obtained its latest determination letter dated August 5, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code. The Plan has been amended since the determination letter was received. However, the LDI Corporation Retirement Savings Plan Committee believes that the Plan is in compliance with the applicable requirements of the Code.

BENEFITS PAYABLE - Benefits are recorded by the Plan when they are paid to the participant. At December 31, 1993 and 1992, participants who have withdrawn from the Plan were due $248,000 and $140,000, respectively.

EXPENSES - Expenses in connection with administration of the Plan are paid by the Company, which, for the years ended December 31, 1993, 1992, and 1991 were not material.

3.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Net appreciation (depreciation) in fair value of investments for the years ended December 31, 1993, 1992, and 1991 consisted of the following:

                                                                         1993             1992              1991
                                                                       ----------       ---------        ----------
                  LDI Stock Fund - LDI Corporation
                      Common Stock  . . . . . . . . . . . . . . .      $(16,298)        $(476,022)         $233,490
                  Bond Fund - Bond Fund of America  . . . . .             7,456             8,370            10,068
                  Domestic Equity Fund - Investment
                      Company of America  . . . . . . . . . . . .       104,372            48,900           111,764
                  Global Equity Fund - New Perspective Fund . .         170,967             3,413            31,673
                  Equity Fund . . . . . . . . . . . . . . . . .                                              50,351

4.  SECURITY TRANSACTIONS WITH PARTY-IN-INTEREST

The LDI Stock Fund invests in shares of common stock of LDI Corporation.
No shares were acquired during 1993 or 1992. No shares were sold during 1993. The value of shares sold during 1992 was not material.

5.  PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, the value of employer contributions made on behalf of the participants will become fully vested.

6.  SUBSEQUENT EVENT

Subsequent to December 31, 1993, the Board of Directors of the Company determined the need to commence a strategic realignment of operations of the Company and to discontinue certain business segments. The strategic plan included the sales or other divestiture of certain product lines and non-strategic businesses. As a result, participation in the Plan during 1994 will be substantially reduced due to employee terminations and business divestitures. These actions may result in a partial termination of the Plan, in which case all affected participants would become fully vested in their account balances.

   LDI CORPORATION
   RETIREMENT SAVINGS PLAN
   -----------------------
   SCHEDULE I
   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1993
   ------------------------------------------------------------------------------------

              (a)        (b)                  (c)                                       (d)            (e) CURRENT
                      ISSUER/DESCRIPTION OF INVESTMENT                                  COST               VALUE
                      -----------------------------------                             -----------      -----------
                      LDI STOCK FUND:
               *       LDI Corporation Common Stock (65,192 shares)   . . . .           $822,922          $456,344
               *       Federated Trust for U.S. Treasury Obligations  . . . .            179,699           179,699
                                                                                       ---------         ---------
                      Total LDI Stock Fund  . . . . . . . . . . . . . . . . .          1,002,621           636,043
                                                                                       ---------         ---------
                      MONEY MARKET FUND:
               *       NCC Money Market Funds   . . . . . . . . . . . . . . .             12,443            12,443
                       Cash Management Trust of America   . . . . . . . . . .            594,596           594,596
                                                                                       ---------         ---------
                      Total Money Market Fund . . . . . . . . . . . . . . . .            607,039           607,039
                                                                                       ---------         ---------
                      BOND FUND:
               *       NCC Money Market Funds . . . . . . . . . . . . . . . .             32,083            32,083
                       Bond Fund of America   . . . . . . . . . . . . . . . .            840,298           864,397
                                                                                       ---------         ---------
                      Total Bond Fund . . . . . . . . . . . . . . . . . . . .            872,381           896,480
                                                                                       ---------         ---------
                      DOMESTIC EQUITY FUND:
               *       NCC Money Market Funds . . . . . . . . . . . . . . . .             42,997            42,997
                       Investment Company of America  . . . . . . . . . . . .          2,427,023         2,680,423
                                                                                       ---------         ---------
                      Total Domestic Equity Fund  . . . . . . . . . . . . . .          2,470,020         2,723,420
                                                                                       ---------         ---------
                      GLOBAL EQUITY FUND:
               *       NCC Money Market Funds . . . . . . . . . . . . . . . .             36,954            36,954
                       New Perspective Fund, Inc.   . . . . . . . . . . . . .          1,093,067         1,297,598
                                                                                       ---------         ---------
                      Total Global Equity Fund  . . . . . . . . . . . . . . .          1,130,021         1,334,552
                                                                                       ---------         ---------
                      GUARANTEED INVESTMENT FUND:
                       Insurance Contracts with Hartford Life Insurance Company          177,848           177,848
               *       Federated Trust for U.S. Treasury Obligations  . . . .             43,474            43,474
               *       NCC Capital Preservation Fund  . . . . . . . . . . . .             54,080            54,080
                                                                                       ---------         ---------
                      Total Guaranteed Investment Fund  . . . . . . . . . . .            275,402           275,402
                                                                                       ---------         ---------
                      LOANS TO PARTICIPANTS . . . . . . . . . . . . . . . . .            344,886           344,886
                                                                                       ---------         ---------

                      TOTAL INVESTMENTS . . . . . . . . . . . . . . . . . . .         $6,702,370        $6,817,822
                                                                                      ==========        ==========


LDI CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE II
Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993

            (a)                      (b)                 (c)           (d)         (e)         (f)
     Identity of Party          Description of         Purchase      Selling      Lease      Expense
          Involved                  Asset               Price         Price      Rental     Incurred
- - -------------------------------------------------------------------------------------------------------------
Series of Transactions:
- - -----------------------

 Bond Fund of America        Shares of Mutual            $429,384                             None
                             Fund

 Investment Company of       Shares of Mutual             448,957                             None
 America                     Fund

 New Perspective Fund,       Shares of Mutual             432,313                             None
 Inc.                        Fund

 NCC Money Market Funds     Shares of Money            2,519,457                             None
                             Market Fund

 NCC Money Market Funds     Shares of Money                         $2,493,922                None
                             Market Fund

 National City Bank          Units of Fed. Trust        2,668,773                             None
                             for U.S. Treasury
                             Obligations

 National City Bank          Units of Fed. Trust                     2,780,184                None
                             for U.S. Treasury
                             Obligations
 Individual Transactions:
 ------------------------
 National City Bank          Units of Fed. Trust          282,150                             None
                             for U.S. Treasury
                             Obligations

 National City Bank          Units of Fed. Trust                       481,977                None
                             for U.S. Treasury
                             Obligations

 National City Bank          Units of Fed. Trust                       464,505                None
                             for U.S. Treasury
                             Obligations
            (a)                 (g)            (h)                (i)
     Identity of Party        Cost of      Current Value       Net gain or
          Involved             Asset         of Asset             (loss)
- - -------------------------------------------------------------------------------------
Series of Transactions:
- - -----------------------

 Bond Fund of America          $429,384          $429,384           N/A

 Investment Company of          448,957           448,957           N/A
 America

 New Perspective Fund,          432,313           432,313           N/A
 Inc.

 NCC Money Market Funds       2,519,457         2,519,457           N/A

 NCC Money Market Funds       2,493,922         2,493,922          None

 National City Bank           2,668,773         2,668,773           N/A



 National City Bank           2,780,184         2,780,184          None


 Individual Transactions:
 ------------------------
 National City Bank             282,150           282,150           N/A


 National City Bank             481,977           481,977          None


 National City Bank             464,505           464,505          None

                                                               17